



martin currie

MONTHLY INSIGHT

At January 31, 2006

THE CHINA FUND, INC. (CHN)

Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$25.65
Market price	US$29.20
Premium/(discount)	13.84%
Fund size	US$371.8m

Source: State Street Corporation

At January 31, 2006		US$ returns
	China Fund NAV %	MSCI Golden Dragon* %
One month	10.6	6.4
Year to date	10.6	6.4
One year	9.8	21.3
Three years %pa	24.5	23.6

Past performance is not a guide to future returns.
Source: State Street Corporation. NAV-NAV performance.
*Source for index data: MSCI.

MANAGER'S COMMENTARY

"We noticed that allowing management to have non-controlling stakes in state-owned enterprises has certain motivational effects, which have been proven by major enterprises overseas". Alleluiah! The scales have fallen from the eyes of the state-owned Assets Supervision and Administration Commission, and it has given its blessing to management buy-outs. The authorities also announced this month that companies completing non-tradable share reform will be able to issue options to management and staff. "Guanlicheng jili" ("management incentives") has become the catchphrase on the lips of nearly every manager that we meet. Neither of these developments caused much excitement in the market, but I think that they represent an important turning point; when state-owned enterprise managers start thinking like owners rather than civil servants, this considerably broadens the investment opportunity in China.

China's markets and the Fund both made a strong start to 2006. Enthusiasm that the US interest rate cycle has peaked might prove to have been somewhat premature, but local retail investor sentiment has certainly picked up, helped by greater confidence in the sustainability of economic and corporate profit growth. In China, other investment options - such as bank deposits and government bonds - remain unattractive, and the government is clearly trying to restrain property speculation. Sentiment has been boosted in Hong Kong by good short-term returns on a number of Initial Public Offerings (IPOs). Only in Taiwan has the improvement in sentiment suffered a (temporary?) setback, as President Chen, smarting from his election loss and some high level defections, announced plans to discourage investment in China.

We view the two greatest threats to the market's recent strength as being a slowdown in the US economy and increased equity supply. With the possibility of a slowdown in the US in mind, we have concentrated our portfolio on companies catering to the domestic market. In the A-share market, the moratorium on IPOs and secondary issues is likely to continue for a few months, but Hong Kong faces growing equity issuance. The Bank of China and International Commercial Bank of China alone are looking to raise about US$18 billion. But perhaps global investors will continue to lap up these expensive, weakly-managed state-owned banks just ahead of the de-regulation of the banking industry in 2007. Sometimes it seems that the Romans were right: "mundus vult decipi" - the world wishes to deceive itself.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is 98.5% invested with holdings in 70 companies, two of which are unlisted.

In January we took some profits on Zijin Mining (a play on the gold price) and on Shenzhen Expressway, whose growth is slowing. We followed the lead given by Mr Li Ning in selling his now expensive sportswear chain. We also took the opportunity presented by a rumour about the merger of the B and A-share markets (which will not be possible until the Renminbi is convertible) to sell China International Marine Container, our only remaining B-share.

On the buy side, we added a holding in China Travel, ahead of the opening of its huge new spa resort in Zhuhai and the doubling of its travel agencies in China. We also added to the mobile handset designer Techfaith, which should benefit indirectly from the imminent issue of 3G (third generation) licences. We also bought back into China Metal, Asia's largest castings maker, and digital camera maker Premier. We added to the holding in Sinopec's A-share, taking our total exposure to A-shares to 16.9%.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

During the Chinese New Year holiday week, it was reported that Chinese retail sales grew 15% year-on-year. Tourism and the catering sector did particularly well. This reflects the increasing affluence of Chinese consumers. Consumption-related businesses should continue to benefit from the growth in China's domestic consumption. Our deal pipeline emphasizes this investment theme.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$423.3m
Shares outstanding	14,496,220
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

ASSET ALLOCATION



■ Hong Kong	46.8%
■ Hong Kong 'H' shares	8.7%
■ Taiwan	18.5%
■ Singapore	1.8%
■ United States 'N' shares	2.1%
■ 'A' share access product	16.9%
■ Direct	3.7%
■ Other assets & liabilities	1.5%

Source: State Street Corporation

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Financials	15.5%	29.3%
Information technology	15.3%	26.9%
Consumer discretionary	15.0%	6.1%
Industrials	11.6%	10.8%
Consumer staples	8.6%	1.0%
Energy	8.3%	7.0%
Materials	8.3%	6.4%
Utilities	6.4%	4.9%
Telecommunications	4.6%	7.6%
Healthcare	3.8%	-
Index fund	1.1%	-
Other assets & liabilities	1.5%	-
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

PERFORMANCE   (US$ RETURNS)

	NAV %	Market price %
One month	10.6	26.0
Year to date	10.6	26.0
Three years %pa	24.5	35.5

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (3.7%)

CDW Holdings Ltd	Information technology	2.1%
Global e Business	Information technology	0.8%
Captive Finance	Financials	0.8%

15 LARGEST LISTED INVESTMENTS (41.7%)

Chaoda Modern Agriculture	Consumer staples	5.6%
China Life Insurance	Financials	3.6%
Zijin Mining	Materials	3.4%
TPV Technology	Industrials	3.1%
Tripod Technology	Information technology	3.0%
Cathay Financial	Financials	2.7%
China Minsheng Banking	Financials	2.7%
Merry Electronics	Consumer discretionary	2.6%
Solomon Systech	Information technology	2.6%
Xinao Gas	Utilities	2.4%
Anhui Expressway	Utilities	2.2%
Golden Meditech	Healthcare	2.0%
Shanghai Zhenhua Port Machinery	Industrials	2.0%
Li Ning	Consumer staples	1.9%
Shangri-La Asia	Consumer discretionary	1.9%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE)   (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**10.6**	**22.2**	**10.6**	**9.8**	**24.5**	**22.2**	**8.7**
MSCI Golden Dragon	6.4	18.0	6.4	21.3	23.6	4.8	n/a
Hang Seng Chinese Enterprise	17.7	31.5	17.7	33.7	42.9	31.8	n/a
Shanghai Stock Exchange 180	8.7	14.4	8.7	7.1	(4.8)	n/a	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2006 Bloomberg LP for the Hang Seng Chinese Enterprise and the Shanghai Stock Exchange 180. For a full description of each Index please see the final page of this document.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of January 31, 2006.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of January 31, 2006.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.58	2.51
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20	0.22
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27	2.29
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.11	0.00

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**46.8%**
Chaoda Modern Agriculture	682 HK	HK$4.8	34,089,900	20,984,823	5.6%
China Life Insurance	2628 HK	HK$7.8	13,497,000	13,484,820	3.6%
Zijin Mining	2899 HK	HK$4.5	22,242,000	12,759,688	3.4%
TPV Technology	903 HK	HK$8.9	9,968,000	11,372,541	3.1%
Solomon Systech	2878 HK	HK$3.6	20,698,000	9,672,586	2.6%
Xinao Gas	2688 HK	HK$6.0	11,560,000	8,941,601	2.4%
Golden Meditech	8180 HK	HK$2.1	27,900,000	7,373,340	2.0%
Li Ning	2331 HK	HK$6.5	8,610,000	7,214,774	1.9%
Shangri-La Asia	0069 HK	HK$12.6	4,318,000	7,013,897	1.9%
China Netcom	906 HK	HK$13.1	4,078,000	6,886,915	1.9%
Comba Telecom Systems	2342 HK	HK$3.2	16,118,000	6,545,275	1.8%
Lenovo	992 HK	HK$3.1	15,858,000	6,388,585	1.7%
Agile Property	3383 HK	HK$4.6	10,292,000	6,136,457	1.7%
Ports Design	589 HK	HK$10.0	4,721,500	6,056,327	1.6%
China Fire Safety	8201 HK	HK$0.8	50,380,000	4,936,032	1.3%
China Shineway Pharmaceutical	2877 HK	HK$4.1	7,615,000	4,024,945	1.1%
China Travel	0308 HK	HK$2.1	13,840,000	3,746,809	1.0%
FU JI Food & Catering	1175 HK	HK$16.4	1,758,000	3,716,798	1.0%
China Power International	2380 HK	HK$2.6	10,349,000	3,402,082	0.9%
Fountain Set	420 HK	HK$3.7	6,714,000	3,159,224	0.9%
Digital China	861 HK	HK$2.3	10,692,000	3,135,787	0.8%
Natural Beauty Bio-Technology	157 HK	HK$0.7	32,780,000	2,789,068	0.8%
Parkson Retail	3368 HK	HK$19.8	1,080,500	2,758,012	0.7%
TCL Multimedia Technology	1070 HK	HK$1.2	15,988,000	2,514,549	0.7%
Asia Aluminium	930 HK	HK$0.7	23,250,000	2,247,970	0.6%
Ocean Grand Chemicals	2882 HK	HK$0.9	17,379,000	2,038,789	0.5%
China Rare Earth	769 HK	HK$0.9	15,254,000	1,769,834	0.5%
Beiren Printing Machinery	187 HK	HK$1.5	7,000,000	1,669,460	0.4%
Asia Zirconium	395 HK	HK$0.6	13,196,000	1,071,739	0.3%
Arcontech	8097 HK	HK$0.1	18,386,000	237,025	0.1%
Hong Kong 'H' shares					**8.7%**
Anhui Expressway	995 HK	HK$3.8	13,938,000	8,220,491	2.2%
BYD	1211 HK	HK$16.0	3,225,000	6,652,056	1.8%
China Shenhua Energy	1088 HK	HK$10.3	4,536,500	6,023,714	1.6%
Sinotrans	598 HK	HK$3.1	12,835,000	5,046,635	1.4%
China Oilfield Services	2883 HK	HK$3.9	9,546,000	4,830,224	1.3%
Lianhua Supermarket	980HK	HK$8.7	1,500,000	1,672,683	0.4%
Taiwan					**18.5%**
Tripod Technology	3044 TT	NT$107.0	3,334,095	11,155,003	3.0%
Cathay Financial	2882 TT	NT$59.5	5,438,000	10,117,288	2.7%
Merry Electronics	2439 TT	NT$103.0	3,012,016	9,700,686	2.6%
Advanced Semiconductor Engineering	2311 TT	NT$28.1	5,698,000	4,997,620	1.3%
Premier Image Technology	2394 TT	NT$41.5	3,371,000	4,374,363	1.2%
Uni-President Enterprises	1216 TT	NT$18.0	6,729,000	3,787,311	1.0%
Fubon Financial	2881 TT	NT$28.0	4,134,721	3,620,030	1.0%
Radiant Opto-Electronics	6176 TT	NT$73.2	1,500,000	3,433,289	0.9%
Taiwan Green Point	3007 TT	NT$83.7	1,286,783	3,367,741	0.9%
Data Systems Consulting	2447 TT	NT$24.3	4,362,043	3,307,575	0.9%
Cheng Shin Rubber	2105 TT	NT$24.5	4,129,481	3,163,512	0.9%
China Metal Products	1532 TT	NT$27.5	3,584,000	3,081,830	0.8%
Taiwan FamilyMart	5903 TT	NT$49.6	1,645,592	2,552,183	0.7%
Yieh United Steel	9957 TT	NT$8.0	9,483,000	2,381,054	0.6%
Singapore					**1.8%**
Bio-Treat Technology	BIOT SP	SG$1.1	9,799,000	6,765,013	1.8%
United States 'N' shares					**2.1%**
The9	NCTY US	US$19.9	184,861	3,680,583	1.0%
China Techfaith Wireless	CNFT US	US$15.2	233,338	3,549,071	1.0%
Chindex International	CHDX US	US$5.8	69,987	404,525	0.1%

'A' share access products				**16.9%**
China Minsheng Banking	US$0.5	18,401,722	10,084,144	2.7%
Shanghai Zhenhua Port Machinery	US$1.4	5,287,861	7,247,463	2.0%
China Yangtze Power	US$0.8	7,577,738	6,250,361	1.7%
China Petroleum & Chemical	US$0.6	7,899,000	4,880,860	1.3%
Qinghai Salt Lake Potash	US$1.7	2,396,122	4,128,144	1.1%
iShares Asia Trust-FTSE/Xinhua	HK$54.9	580,000	4,104,937	1.1%
China Merchants Bank	US$1.0	4,199,962	4,000,833	1.1%
Shenergy	US$0.7	5,940,000	3,944,160	1.1%
Xinjiang Tebian Electric	US$1.1	3,577,791	3,878,558	1.0%
Youngor	US$0.5	7,562,730	3,695,883	1.0%
Shanghai International Airport	US$2.0	1,799,974	3,583,314	1.0%
Shanghai Port Container	US$1.3	2,434,945	3,246,695	0.9%
Kweichow Moutai	US$5.9	547,906	3,210,404	0.9%
Direct				**3.7%**
CDW Holdings Ltd		60,000,000	7,766,751	2.1%
Global e Business		40,000	3,051,880	0.8%
Captive Finance		2,000,000	3,045,000	0.8%
Other assets & liabilities				**1.5%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; or (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Company Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

MSCI Golden Dragon Index
The MSCI Golden Dragon is a free float-adjusted market capitalization index that is designed to measure equity market performance in the China region. As of May 2005 the MSCI Golden Dragon Index consisted of the following country indices: China, Hong Kong and Taiwan.

Hang Seng China Enterprise Index
The Hang Seng China Enterprise Index is a capitalization-weighted index comprised of state-owned Chinese companies (H-shares) listed on the Hong Kong Stock Exchange and included in HSMLCI index.

Shanghai Stock Exchange 180 Index
The Shanghai Stock Exchange 180 'A' Share Index is a capitalization-weighted index. The index tracks the daily price performance of the 180 most representative 'A' share stocks listed on the Shanghai Stock Exchange.

Martin Currie Inc, registered in Scotland (no BR2575)
Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES Tel: (44) 131 229 5252 Fax: (44) 131 222 2532 www.martincurrie.com/china
North American office: 1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA Tel: (1) 212 258 1900 Fax: (1) 212 258 1919